UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

November 21, 2006

THE SAVANNAH BANCORP, INC.
(Exact name of registrant as specified in its charter)

Georgia	**0-18560**	**58-1861820**
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 - Other Events

Content of Stock Dividend Announcement

Savannah Bancorp Declares 5-for-4 Stock Split

Tuesday November 21, 4:15 pm ET

SAVANNAH, Ga.--(PRIMEZONE)--Nov. 21, 2006--Today, the Board of Directors of The Savannah Bancorp, Inc. (NASDAQ: SAVB) declared 5-for-4 stock split in the form of a 25-percent stock dividend. The stock dividend will be distributed on December 15, 2006 to shareholders of record as of December 1, 2006. Fractional share amounts will be paid in cash based on the closing market price on the record date.

The Savannah Bancorp, Inc. is listed on the NASDAQ Global Market under the stock symbol SAVB and CUSIP # 804748101. As of November 21, 2006, there were 4.62 million shares outstanding and the closing market price was $34.00 per share. approximately 1,154,000 new shares will be distributed to existing shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Robert B. Briscoe   Date: November 21, 2006
Robert B. Briscoe
Chief Financial Officer